Exhibit 21
List of Significant Subsidiaries

Jurisdiction of Incorporation
Alpine Village Holding, Inc.	State of Delaware

Alpine Village Apartments, L.L.C.	State of Delaware

Belair Drive, LLC	State of Delaware

Sunrise Ridge Holding, Inc.	State of Delaware
Newark, NJ

Sunrise Ridge, L.L.C.	State of Delaware
Newark, NJ

Van Buren Holding, Inc.	State of Delaware

Van Buren, L.L.C.	State of Delaware

Wellington Holding, Inc.	State of Delaware

Wellington Apartments, L.L.C.	State of Delaware